Exhibit 21.1

SUBSIDIARIES OF POST HOLDINGS, INC. (MO)

Name	Jurisdiction of Incorporation/Formation

Post Foods, LLC	Delaware

Post Foods Canada Inc.	British Columbia

Attune Foods, LLC	Delaware

Premier Nutrition Corporation	Delaware

Premier Protein, Inc.	California